FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated April 30, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

General Meeting approves Crnogorski Telekom dividend and legal merger

Budapest — April 30, 2009 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that its subsidiary, Crnogorski Telekom A.D. Podgorica, has held its General Meeting today and made a decision on a total dividend payment of EUR 9.8 million (around HUF 2.8 billion at the 29 April 2009 HUF/EUR exchange rate of 288.9) for the financial year 2008. The General Meeting also approved the merger of its mobile and internet subsidiaries into Crnogorski Telekom.

According to Montenegrin Accounting Standards, on a standalone basis, Crnogorski Telekom recorded a net income of EUR 10.5 million for 2008, of which EUR 9.8 million will be distributed as dividends in line with the decision of the General Meeting. Magyar Telekom, which has a 76.53% stake in the company, is entitled to a dividend payment of approximately EUR 7.5 million (HUF 2.2 billion).

The General Meeting also approved the legal merger of T-Mobile Crna Gora d.o.o. Podgorica and Internet CG d.o.o. Podgorica into the parent company, Crnogorski Telekom A.D. Podgorica. As a result of the legal merger, Crnogorski Telekom will be the legal successor of T-Mobile Crna Gora and Internet CG. The legal merger will increase the company’s operational efficiency and enable it to fully exploit the advantages of being an integrated telecommunications company.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2007 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc. (Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 30, 2009